Exhibit 4.18

                                 Code of Ethics

      The Company has not adopted a formal "code of ethics", however, it does maintain written standards that are reasonably designed to deter wrong-doing and to promote:

1. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, regulatory agencies and in other public communications made by the registrant;

3.    Compliance with applicable governmental laws, rules and regulations;

4. The prompt internal reporting of violations of the standards to an appropriate person or persons identified in the standards; and

5.    Accountability for adherence to the standards.

      In addition the Company practices corporate governance in accordance with rules and regulations in Canada.

      Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the Shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the Company. The Board of Directors of the Company encourages sound corporate governance practices designed to promote the well being and on-going development of the Company, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. The Board also believes that sound corporate governance benefits the Company's employees and the communities in which the Company operates. The Board is of the view that the Company's corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

      To better fulfill and implement the Boards corporate governance policies, a Corporate governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are David Wilson and Barry Stansfield.